May 29, 2009	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Activision Blizzard, Inc.
Form 10-Q for the Quarter Ended September 30, 2008
Filed November 10, 2008
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
No. 001-15389

Dear Mr. Gilmore:

We are in receipt of the letter, dated May 19, 2009, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.  Our responses are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-Q for the Quarter Ended September 30, 2008

Exhibits

1.                                       Please tell us how you considered providing a letter from your independent accountants indicating whether or not the change in revenue recognition method for expansion packs is to an alternative principle which is preferable under the circumstances.  Refer to Rule 10-01(b)(6) of Regulation S-X.

Response:  We included the letter contemplated by Rule 10-01(b)(6) of Regulation S-X as Exhibit 99.6 to the Form 8-K we filed on November 5, 2008.  This Form 8-K was the Company’s first public disclosure relating to the change in revenue recognition method for expansion packs.    Since the preferability letter had already been filed, in our first Form 10-Q after the change (i.e., the Form 10-Q for the quarter ended September 30, 2008 that we filed on November 10, 2008), we incorporated by reference Exhibit 99.6 from the 8-K as Exhibit 18.1 to the 10-Q.  We believe that the incorporation by reference of Exhibit 99.6 from the 8-K satisfied the requirements of Rule 10-01(b)(6) of Regulation S-X.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.                                       Tell us how you considered whether the discussion of the results of operations and financial condition set forth in the audited financial statements included in the filing should be supplemented by a discussion based upon pro forma financial information.  In this regard, the business combination with Vivendi appears to have significantly affected comparability of the results of operations and financial condition.

Response:  Given the nature of the business combination with Vivendi Games, we did not believe that preparing supplemental pro forma financial information in accordance with Article 11 of Regulation S-X, would have provided meaningful information.

The majority of the Vivendi Games historical console publishing business (that portion of Vivendi Games which is separate from the subscription-based massively multiplayer online role-playing game category) has largely been restructured, wound-down, and/or exited within the six month period subsequent to the close of the transaction.  In addition, most aspects of the Vivendi Games head-quarter operations have been eliminated with the termination of employees and the closing of facilities.  Actions of this nature, which occur subsequent to the business combination date, do not meet the Article 11 criteria for pro forma adjustments.  Pro forma results based on historical data would not have been comparable to future results given the impact of the restructuring and the streamlining efforts.  In our Notes to the Consolidated Financial Statements, we included a Restructuring note, page F-28, which discussed these activities, and the expected impact to operations and liquidity.  We also included an Acquisition note, page F-23, which discussed the reverse acquisition method of accounting, and included pro forma net revenues, net income(loss), and net income(loss) per share data, page F-25, for the years ended December 31, 2008 and 2007 as required by FAS 141.  Further, our reportable segment information has been organized to present the expected on-going operations of the company, separate from the operations that are being wound down or exited.

In addition, in order to assist investors in understanding the changes that resulted from the business combination, we have highlighted in several places in the document the reverse merger accounting and resulting lack of comparability, including, (1) the Explanatory Note, page 3; (2) Item 6. Selected Consolidated Financial Data, page 36; and (3) in Management’s Discussion and Analysis of Financial Condition and Results of Operations. When discussing the year-over-year results, we have also highlighted the differences that were attributable to the inclusion of Activision’s results from the date of the business combination but not for prior periods.

Critical Accounting Policies and Estimates

Revenue Recognition, page 40

3.                                       We note that when products contain online features or additional functionality that is considered more than an inconsequential separate deliverable, you recognize revenue ratably over the estimated service period, and for subscription arrangements you recognize revenues ratably over the subscription period.  However, you do not appear to have disclosed the time periods over which revenue is recognized for these types of arrangements.  Considering the increasing significance of arrangements entailing the deferral of revenue to your business, it appears that this information would assist readers in understanding the impact such arrangements will have on future periods.  Please tell us, and consider disclosing in future periods, estimated service periods and subscription terms, or ranges thereof, over which revenues will be recognized.

Response: In future filings, we will disclose that the estimated service periods and subscription terms over which revenues will be recognized range from a minimum of five months to a maximum of less than one year.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

4.                                       In light of your auditors dual dated opinion for fiscal 2007 and 2006, please tell us what consideration your auditors gave to referencing PCAOB standards in their audit report.  See SEC Release No. 33-8422.

Response:  Ernst & Young LLP has advised us that they are an independent registered public accounting firm and that their audit was conducted in accordance with applicable PCAOB standards.  In light of the above-mentioned dual dating, an updated audit report, which references the PCAOB standards, will be obtained and provided in connection with the filing of our next Form 10-K. We also understand that an updated opinion will be obtained and provided if we file a registration statement sooner than the filing of our next Form 10-K.

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

5.                                       We note your disclosure that, prior to the business combination, Vivendi Games determined that the sale of The Burning Crusade expansion pack was a separate deliverable with standalone value apart from the World of Warcraft license and subscription to the online game.  We further note that subsequent to the business combination with Vivendi Games, you determined that The Burning Crusade expansion pack did not have standalone value.  Please explain how you concluded that the method used prior to the business combination was an allowable alternative accounting principle and tell us how you considered whether the change represented a correction of an error under SFAS 154.

Response:  Prior to the business combination, Vivendi Games determined that the sale of an expansion pack was a separate deliverable with standalone value apart from the World of Warcraft license and the subscription to the online game.  Vivendi Games concluded that the sale of expansion packs was a multiple element arrangement which included the delivered elements of: 1) the World of Warcraft base game previously released in 2004 and already installed by the customer; 2) the current month’s on-going subscription; and 3) The Burning Crusade expansion pack.

When considering the stand alone value of expansion packs, Vivendi Games noted that an active secondary market had developed for the software CDs and DVDs (e.g., eBay and similar sites), and that an expansion pack could be resold on a standalone basis immediately following its release by the Company.  Under EITF 00-21, paragraph 9(a) of Issue-21, a delivered item has standalone value to the customer when either 1) any vendor sells that item separately, or 2) the customer could resell that item on a stand alone basis.  Vivendi Games concluded that the delivered game had stand-alone value to the customer, whether that be in new or used form (unopened or opened), due to the existence of a secondary market.  Vivendi Games also noted that The Burning Crusade provides an existing subscriber with an immediate enhancement in game play on the day the expansion module is activated, and thus has an instant benefit to an experienced player.

Subsequent to the business combination, the Company changed its weighting of the factors considered in determining if sales of The Burning Crusade expansion pack had standalone value.  After considering the intended full functionality of the expansion pack software, the Company concluded that it was a preferable accounting method to consider this arrangement as a single deliverable arrangement consistent with the customer’s intent to extend their subscription over a future period.  Thus, the expansion pack is treated as a combined unit of accounting with the future subscription service over an extended subscription service period.  This approach was also considered most consistent with the accounting for the World of Warcraft license and the evolution of accounting for on-line enabled video games in the console industry.

As such, under SFAS 154, we considered this a change to a preferable accounting method and not a correction of an error, and in accordance with SFAS 154, this change has been applied retrospectively to our consolidated financial statements for all prior periods, as presented in Item 9.01 to the Form 8-K that we filed on November 5, 2008.

Item 9A. Controls and Procedures, page 60

6.                                       Please revise your disclosure in future filings to remove the statement “subject to the limitations described above” and state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.  See Section II.F.4 of SEC Release No. 34-47986.  As part of your response, please confirm, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level, absent any qualification, as of the end of the period covered by the report.

Response:  In future filings, we will revise the disclosure regarding the effectiveness of our disclosure controls and procedures to remove the qualifier “subject to the limitations described above”.  Accordingly, we expect our disclosure in future filings to read as follows:

“2) Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures at [DATE], the end of the period covered by this report. Based on this controls evaluation, the principal executive officer and principal financial officer concluded that, at [DATE], our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.”

We confirm that the Company’s principal executive and financial officers concluded that, at December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or George Rose, Esq., our Chief Legal Officer, at (310) 255-2603.

Sincerely,

/s/ Thomas Tippl

Thomas Tippl
Chief Financial Officer

cc:                                 Robert A. Kotick, Activision Blizzard, Inc.

George Rose, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Jonathan Wolfman, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Rob Helmholz, PricewaterhouseCoopers LLP

Marian Cavallaro, Ernst & Young LLP